SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11‑K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ______________
Commission file number: 001‑14431
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Golden State Water Company Investment Incentive Program
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
American States Water Company

630 East Foothill Boulevard
San Dimas, California 91773

Golden State Water Company
Investment Incentive Program

Financial Statements and
Supplemental Schedule
As of December 31, 2014 and 2013 and
for the Year Ended December 31, 2014

Golden State Water Company
Investment Incentive Program
Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Plan Benefits as of December 31, 2014 and 2013	2

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2014	3

Notes to the Financial Statements	4

Supplemental Schedule

Form 5500 - Schedule H - Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014	11

Signatures	12

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	13

Note: All schedules other than those listed above have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103‑10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm
To the Golden State Water Company Investment Incentive Program Administrative Committee
San Dimas, California

We have audited the accompanying statements of net assets available for Plan benefits of the Golden State Water Company Investment Incentive Program (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for Plan benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits as of December 31, 2014 and 2013, and the changes in net assets available for Plan benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ BDO USA, LLP
Costa Mesa, California
June 29, 2015

Golden State Water Company
Investment Incentive Program

Statements of Net Assets Available for Plan Benefits

December 31,	2014	2013
Assets

Investments, at fair value	$111,127,577	$97,733,082

Receivables:
Employer contribution receivables	62,246	58,821
Notes receivable from participants, net of reserve	3,067,698	3,060,080
Total receivables	3,129,944	3,118,901

Net assets available for plan benefits	114,257,521	100,851,983

Adjustment from fair value to contract value for interest in common and collective
trust investment funds relating to fully benefit-responsive investment contracts	(76,092)	(50,613)

Net assets available for plan benefits	$114,181,429	$100,801,370

See accompanying notes to financial statements

Golden State Water Company
Investment Incentive Program

Statement of Changes in Net Assets Available for Plan Benefits

For the year ended December 31,	2014

Additions:
Contributions:
Employee	$3,761,597
Employee rollovers	473,883
Employer	2,517,653

Total contributions	6,753,133

Net investment income:
Net appreciation in fair value of investments	9,865,249
Interest and dividends	3,872,786
Total net investment income	13,738,035

Interest income on notes receivable from participants	132,592

Total net additions	20,623,760

Deductions:
Benefits paid to participants	7,181,318
Decrease in reserve for defaulted notes receivable from participants	(5,283)
Administrative and other expenses	67,666

Total deductions	7,243,701

Net increase	13,380,059

Net assets available for plan benefits
Beginning of year	100,801,370

End of year	$114,181,429

See accompanying notes to financial statements

Golden State Water Company
Investment Incentive Program

Notes to the Financial Statements

Note 1 - Plan Description
The following description of the Golden State Water Company Investment Incentive Program (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan established by Golden State Water Company (the “Company” or “GSWC”) under the provisions of Section 401(a) of the Internal Revenue Code (the “IRC”) which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERlSA”).
Prior to inception of the Plan, the Company maintained the Payroll-Based Tax Credit Employee Stock Ownership Plan (the “PAYSOP”) for the benefit of participating employees and their beneficiaries. Under the PAYSOP, the Company contributed amounts equal to a tax credit claimed by the Company on its federal income tax return. This credit was calculated as a percentage of qualifying payroll. The Tax Reform Act of 1986 eliminated this credit for tax years after 1986. As a result, the Company terminated the PAYSOP and transferred the net assets into the Plan effective January 1, 1988. The trustee of the Plan maintains a separate account for the net assets which were transferred from the PAYSOP. The net assets relating to the PAYSOP amounted to $2,573,650 and $2,110,606 as of December 31, 2014 and December 31, 2013, respectively. Such net assets as of December 31, 2014 and December 31, 2013 are participant directed investments.
In 1998, the Company formed a holding company, American States Water Company (“ASWC”). At the time of the formation, the Plan’s investments in the Company’s common stock changed to an investment in ASWC common stock. Such change did not have a significant impact on the financial statements. As of December 31, 2014, ASWC has no material assets other than the common stock of the Company and ASWC’s other wholly-owned subsidiary, American States Utility Services, Inc. (“ASUS”).
Plan Administration
The Plan is administered by the Investment Incentive Program Administrative Committee (the “Plan Administrator” or “Committee”), which is appointed by ASWC’s Board of Directors. New York Life Trust Company (“Trustee”) provides the record keeping services and serves as the Plan’s appointed trustee. During the first quarter of 2015, New York Life Trust Company merged into John Hancock Retirement Plan Services. The Company does not anticipate any significant changes to the record keeping and administration services provided to the Plan as a result of this merger.

ASWC Common Stock Fund
Effective January 1, 2003, the ASWC Common Stock Fund was deemed an ‘employee stock ownership plan’ within the meaning of Section 4975(e)(7) of the Code and ERISA Section 407(d)(6) that is intended to invest primarily in common stock of ASWC.

Eligibility
Any employee in participating business units who has completed a period of service of 30 consecutive days is eligible to participate in the Plan. The Plan provides for automatic enrollment. Participation begins on the first day of the payroll period coincident with or next following the attainment of 30 consecutive days of service. Participating business units include GSWC, corporate employees of ASUS, and exempt employees of ASUS’s subsidiaries. Non-exempt employees of ASUS’s subsidiaries are covered under separate programs. The Plan was amended in December 2014 to allow existing non-exempt employees of ASUS’s subsidiaries, effective January 1, 2015, and on subsequent Open Enrollment dates, to elect into the Plan. Non-exempt employees of ASUS’s subsidiaries hired on or after January 1, 2015 are automatically enrolled in the Plan.
Eligible employees meeting the service requirements are auto-enrolled in the Plan at an employee contribution rate of three percent. This will generate a dollar for dollar employer matching contribution up to the limits described below. Employees are given the option to elect additional contributions, to decline contributions altogether, or to remain at three percent. Furthermore, employees are requested to select the funds into which their contribution will be deposited. The default fund for employees making no elections is the appropriate T. Rowe Price Retirement Fund, based on the employee’s expected retirement date.
Eligible employees hired or rehired on or after January 1, 2011 are auto-enrolled in the Profit Sharing feature of the Plan, once they have completed a period of service of 30 consecutive days. These Company contributions amount to 5.25% of eligible pay and are deposited into employee directed funds. Employees may elect to direct these contributions into any fund available under the Plan, except the ASWC Common Stock Fund. The default fund for employees making no elections is the appropriate T. Rowe Price Retirement Fund, based on the employee’s expected retirement date.

Golden State Water Company
Investment Incentive Program

Notes to the Financial Statements

Contributions
Subject to statutory limits, eligible employees can contribute an amount between 1% and 50% of compensation as defined in the Plan document and amendments. In 2014, the maximum allowable deferral, both pre-tax and Roth, was $17,500, with additional “catch-up” deferrals of up to $5,500, for participants age 50 or older any time during the Plan year. In addition, eligible employees are provided with matching employer contributions to their accounts of 100 percent of the first three percent and 50 percent of the next three percent contributed by a participant.
The matching contribution for each participant is made to the same investment funds to which the participant’s compensation deferral contribution is made in a given payroll period. If the matching contribution is to any fund other than the ASWC Common Stock Fund, the match is made in cash.  If the matching contribution is made to the ASWC Common Stock Fund, the Plan has the option to fund the match in cash and ASWC Common Stock, or entirely in cash. For the year ended December 31, 2014, all Company matching contributions to the ASWC Common Stock were made in cash. All investments are participant directed.
In 2008, the Plan was amended to add a Roth feature. Employees may elect to contribute to the Plan in the traditional pre-tax manner, or contribute post-tax dollars to the Roth portion of the Plan. Contributions may be split between Roth and traditional pre-tax, but the matching provisions of the Plan relating to the amount of contributions and Company matching contributions will apply to the total. Rollover contributions from qualified plans are permitted.
Employees cannot make contributions to the Profit Sharing program.

Vesting
Plan participants are always fully vested in their contributions and the employer matching contributions made to their account, plus actual earnings thereon. Profit Sharing contributions, plus actual earnings thereon, vest when the participant attains three years of service.

Distribution of Benefits
Participants’ benefits under the Plan become distributable upon termination of service, as defined in the Plan document. Participants electing to have their distribution deferred will receive benefits equal to the amounts credited to their account as of the distribution value date, as defined in the Plan document. The value of benefits distributable to a participant not electing deferral is based upon amounts credited to the participants account under the Plan as of the distribution value date, except as described below.
A participant shall be entitled to request an in-service withdrawal of the lesser of the balance of their account or the total unwithdrawn deferral contributions after the participant has attained age 59 1/2. Subject to the approval of the Plan Administrator, withdrawals from a participant’s vested account may be permitted before age 59 1/2 to meet a financial hardship, as defined in the Plan document. Otherwise, withdrawals from a Plan participant’s vested account are permitted only after termination of employment or upon death or total disability. A participant who has attained age 55 and completed at least ten years of participation in the Plan (including any years of participation in the PAYSOP) may elect a distribution of a portion of the participant’s PAYSOP account attributable to shares of ASWC Common Stock after December 31, 1986, as provided in Section 401(a)(28)(B) of the IRC.

Participant Accounts
Each Plan participant’s account is credited or debited with the participant’s contributions and/or employer contributions, as well as the participant’s share of the Plan’s earnings or losses. Certain administrative expenses (e.g. loan processing fees) directly relating to a participant’s account are deducted from the specific participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balance.

Notes Receivable from Participants
Notes receivable from participants consist of participants’ loans borrowed on their eligible account. Participants may not borrow on their profit sharing balances. Participants may borrow from their eligible account a minimum of $1,000 and up to a maximum amount equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer between the investment fund and the Participant Loan Fund. Principal and interest are repayable ratably through payroll deductions over a period of no more than 59 months for all loans, except for loans made to purchase a primary residence, which must be repaid within a period of no more than 10 years. The loans bear interest at the Prime Rate plus one percent. The interest rates on loans outstanding as of December 31, 2014 ranged from 4.25% to 7.75% and mature on various

Golden State Water Company
Investment Incentive Program

Notes to the Financial Statements

dates through 2024. A loan shall be in default if any scheduled payment is not paid by the last day of the calendar quarter following the calendar quarter in which such scheduled payment was due.
Management determines the collectability of participant loans on a periodic basis. This determination is made based on the terms of the Plan document and the related Plan policies and procedures. Those participant loans that are deemed to be uncollectible are written-off and included as loans in default in the financial statements and the Form 5500 for financial reporting purposes in the year the determination is made. As of December 31, 2014 and December 31, 2013, there were a total of $0 and $5,283, respectively, in participant loans deemed to be uncollectible.

Note 2 - Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could materially differ from those estimates.

Risks and Uncertainties
The Plan’s investment in the ASWC Common Stock Fund amounted to $34,112,461 and $29,427,963 as of December 31, 2014 and 2013, respectively. Such investments represented approximately 30% and 29% of the Plan’s total net assets as of December 31, 2014 and 2013, respectively. For risks and uncertainties regarding ASWC, participants should refer to the December 31, 2014 Form 10-K and the March 31, 2015 Form 10-Q of ASWC filed with the Securities and Exchange Commission. The Plan provides for various investment options in mutual funds, common and collective trust investment funds offered by the Trustee, and the ASWC Common Stock Fund. Such investment options are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors in the near term could materially affect the amounts reported in the financial statements.
The Plan invests in common and collective trust investment funds that hold securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transactions and changes in foreign currency translation clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

Investment Valuation and Income Recognition
Investments are stated at fair value. Investments in registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The New York Life Insurance Anchor Account I Stable Value Fund, a fully benefit-responsive investment contract, is stated at fair value and then adjusted to contract value in accordance with accounting guidance for reporting of fully benefit-responsive contracts held by certain investment companies and defined-contribution health and welfare and pension plans. As described in the guidance, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the accounting guidance, the Statements of Net Assets Available for Plan Benefits present the fair value of the investment contracts as well as an additional line item showing the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

Golden State Water Company
Investment Incentive Program

Notes to the Financial Statements

Net Appreciation in Fair Value of Investments
Net appreciation in fair value of investments is based on the fair value of the assets at the beginning of the year or at the time of purchase for assets purchased during the year and the related fair values on the day investments are sold with respect to realized gains and losses, and on the last day of the year with respect to unrealized gains and losses. Net realized and unrealized appreciation is recorded in the accompanying Statement of Changes in Net Assets Available for Plan Benefits as net appreciation in fair value of investments.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Administrative fees for accountants, legal counsel and other specialists and any other costs of administering the Plan, unless paid directly by the Company, are paid by the Plan and charged against participants’ accounts. Certain administrative expenses directly relating to a participant’s account, such as loan processing fees, are specifically allocated and deducted from the specific participant’s account. The Company is not obligated to pay the Plan’s expenses.
Administrative expenses incurred related to the net assets of the former PAYSOP account that are paid out of the Plan are limited to the lesser of (i) the sum of 10 percent of the first $100,000 and 5 percent of any amount in excess of $100,000 of the income from dividends paid to the Plan with respect to ASWC common stock allocated to the PAYSOP account during the Plan year, or (ii) $100,000. During 2014, Plan administrative expenses borne by the Plan and by the Company were insignificant.

Note 3 - Investment Options
Participants may direct their investment into various fund options and may change their investment elections on a daily basis, in full percentage increments. Certain participants may be restricted to specific periods during which ASWC common stock can be traded. Participants should refer to the fund information provided by the Trustee for a complete description of the investment options as well as for the detailed composition of each investment fund.

Golden State Water Company
Investment Incentive Program

Notes to the Financial Statements

Note 4 - Investments
The following table presents investments that represent 5 percent or more of the Plan’s net assets available for Plan benefits:

December 31,	2014	2013
Investments at Fair Value as Determined by Quoted Market Price:
Common Stock:
American States Water Company Common Stock Fund, 879,032 and
985,865 units, respectively	34,112,461	$29,427,963
Registered Investment Companies:
MainStay S&P 500 Index Fund (I), 195,131 and 189,184 units,
respectively	9,296,046	8,095,196
Vanguard Mid-Cap Index Signal Shares, 0 and 175,175 units, respectively	—	7,529,004
Vanguard Mid-Cap Index Admiral Shares, 54,528 and 0 units, respectively	8,341,182	—
PIMCO Total Return Fund, 576,515 and 579,587 units, respectively	6,145,652	6,195,782
MainStay Large Cap Growth Fund, 524,537 and 491,636 units, respectively	5,486,654	5,117,935
Others (less than 5%)	34,112,796	30,799,473
	63,382,330	57,737,390

	97,494,791	87,165,353
Investments at Estimated Fair Value:
Common and Collective Trusts Investment Funds:
NYL Insurance Anchor I Stable Value Fund*	13,632,786	10,567,729

Total Investments	$111,127,577	$97,733,082

* As stated in Note 2 above, the Stable Value Fund, which is deemed to be fully benefit-responsive, is stated at fair value in the Statements of Net Assets Available for Plan Benefits, with a corresponding adjustment to reflect contract value. The estimated fair value of this fund as of December 31, 2014 and 2013 was $13,632,786 and $10,567,729, respectively. The contract value of the fund as of December 31, 2014 and 2013, which is a component of net assets available for Plan benefits, totaled $13,556,694 and $10,517,116, respectively. During 2014 and 2013, this fund yielded approximately 1.5%.

During 2014, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value by a net $9,865,249 as follows:

Net Appreciation in Fair Value:
2014
Investments at Fair Value as Determined by Quoted Market Prices:
American States Water Company Common Stock Fund	$8,336,653
Registered Investment Companies	1,528,596
Net appreciation in fair value of investments	$9,865,249

At December 31, 2014, the Plan had no unfunded commitments related to the NYL Insurance Anchor I Stable Value Fund.  The redemption of the NYL Insurance Anchor I Stable Value Fund is subject to the preference of individual Plan participants and contains no restrictions on the timing of redemption; however, participant redemptions may be subject to certain redemption fees.

Golden State Water Company
Investment Incentive Program

Notes to the Financial Statements

Note 5 - Investment Contracts
The Plan has the NYL Insurance Anchor I Stable Value Fund (the “Fund”) as an investment option. The Fund is a bank collective fund whose only investment is the New York Life Insurance Company Anchor Account I Stable Value Fund, a collective trust fund sponsored by New York Life. The fair value of the Fund is based on the underlying unit value reported in the New York Life Insurance Company Anchor Account I Stable Value Fund, which totaled $3,780,389,602 and $3,622,535,819 as of December 31, 2014 and 2013, respectively.

Note 6 - Fair Value Measurements
Accounting guidance for the fair value measurement of financial assets and liabilities establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy under this guidance are described below:

Basis of Fair Value Measurement:

Level 1	-	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	-	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3	-	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. There were no changes in the valuation methods during 2014 or 2013.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets measured at fair value as of December 31, 2014 and 2013. As required by the accounting guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measured and Recorded at
	December 31, 2014 Using:
	Level 1	Level 2	Level 3	Total
American States Water Company Common Stock
Fund:
Common Stock	$33,104,345	$—	$—	$33,104,345
PIMCO Money Market Fund	1,008,116	—	—	1,008,116

Registered Investment Companies:
U.S. Equity Funds	31,464,810	—	—	31,464,810
International Equity Funds	3,033,324	—	—	3,033,324
Balanced Funds	21,961,661	—	—	21,961,661
Bond Funds	6,922,535	—	—	6,922,535

Common and Collective Trusts Investment Funds	—	13,632,786	—	13,632,786

Total Investments Measured at Fair Value	$97,494,791	$13,632,786	$—	$111,127,577

Golden State Water Company
Investment Incentive Program

Notes to the Financial Statements

	Fair Value Measured and Recorded at
	December 31, 2013 Using:
	Level 1	Level 2	Level 3	Total
American States Water Company Common Stock
Fund:
Common Stock	$28,323,902	$—	$—	$28,323,902
PIMCO Money Market Fund	1,104,061	—	—	1,104,061

Registered Investment Companies:
U.S. Equity Funds	29,205,968	—	—	29,205,968
International Equity Funds	3,382,107	—	—	3,382,107
Balanced Funds	18,518,996	—	—	18,518,996
Bond Funds	6,630,319	—	—	6,630,319

Common and Collective Trusts Investment Funds	—	10,567,729	—	10,567,729

Total Investments Measured at Fair Value	$87,165,353	$10,567,729	$—	$97,733,082

The categorization of debt and equity securities is classified on the basis of the nature and risk of the investment. The Plan’s investments that are measured at fair value on a recurring basis, such as the American States Water Company Common Stock Fund and money market funds, mutual funds, and equity securities included within the Registered Investment Companies are generally classified within Level 1 of the fair value hierarchy. The fair values of these investments are based on quoted market prices in active markets. The Plan also invests in common and collective trusts for which the valuation is based on the values of the underlying investments. Based on the nature of the underlying investments in the common and collective trusts, these investment assets have been classified as Level 2. There are no plan liabilities recorded at fair value at December 31, 2014 or 2013.

Note 7 - Related Party Transactions
The Trustee and the Company are parties-in-interest as defined by ERISA. Certain Plan investments are shares of common and collective trusts investment funds offered by the Trustee, and shares of ASWC Common Stock Fund. Such transactions qualify as party-in-interest transactions permitted by the Department of Labor (“DOL”) regulations. Fees paid to the Trustee for the year ended December 31, 2014 were insignificant.

Note 8 - Tax Status
The Internal Revenue Service (“IRS”) issued a favorable determination letter dated March 27, 2013 stating that the Plan and related trust are designed in accordance with applicable IRC requirements as of that date. The determination letter covered amendments through December 21, 2011. Subsequently, during 2013 the Plan Administrator amended the Plan to incorporate technical changes required as a condition of the favorable determination letter issued by the IRS. Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2014 and 2013 and for the year ended December 31, 2014.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

Note 9 - Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan document to discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA.

Golden State Water Company
Investment Incentive Program
Form 5500 - Schedule H - Line 4i -
Schedule of Assets (Held at End of Year) as of December 31, 2014
EIN: 95-1243678
Plan Number: 005

	(c) Description of investment
(a)(b) Identity of issuer, borrower,	including maturity dates, rate of	(d)	(e) Current
lessor, or similar party	interest, par or maturity value	Cost	Value
Investments at Fair Value as Determined by
Quoted Market Prices:
Common Stock:
* American States Water Company	American States Water Company Common
	Stock Fund:
	PIMCO Money Market Fund	**	$1,008,116
	American States Water Company Common
	Stock	**	33,104,345
			34,112,461
Registered Investment Companies:
Oakmark	Oakmark Equity & Income Fund (I)	**	1,497,936
Vanguard	Vanguard Mid Cap Fund	**	8,341,182
PIMCO	PIMCO Total Return Fund (Admin)	**	6,145,652
Columbia	Columbia Dividend Income Fund	**	4,697,989
MainStay	MainStay Large Cap Growth I	**	5,486,654
Royce Premier	Financial Intermediary Fund	**	1,849,431
Thornburg International	Thornburg Intl Value Fund (R5)	**	2,434,934
MainStay	S&P Index Fund	**	9,296,046
Vanguard	Vanguard Total Bond Fund	**	776,883
Vanguard	Vanguard Small Cap Fund	**	1,091,834
Vanguard	Vanguard Total International Stock Index Fund	**	598,390
T. Rowe Price	Retirement Income Fund	**	629,107
T. Rowe Price	Retirement 2005 Fund	**	348,362
T. Rowe Price	Retirement 2010 Fund	**	387,757
T. Rowe Price	Retirement 2015 Fund	**	906,344
T. Rowe Price	Retirement 2020 Fund	**	3,398,695
T. Rowe Price	Retirement 2025 Fund	**	4,198,190
T. Rowe Price	Retirement 2030 Fund	**	3,573,736
T. Rowe Price	Retirement 2035 Fund	**	2,027,761
T. Rowe Price	Retirement 2040 Fund	**	1,696,218
T. Rowe Price	Retirement 2045 Fund	**	2,004,612
T. Rowe Price	Retirement 2050 Fund	**	987,432
T. Rowe Price	Retirement 2055 Fund	**	305,511
RidgeWorth	RidgeWorth Small Cap Value Equity Fund	**	701,674
			63,382,330
Investments at Estimated Fair Value
Common/Collective Trusts Investment Funds:
*NYL Insurance Anchor I	NYL Insurance Anchor Account I Stable Value
	Fund	**	13,632,786
Total investments			111,127,577
*Notes receivable from participants	Notes with maturities through 2024, interest
	rates ranging from 4.25% to 7.75%	**	3,067,698
			$114,195,275

* Represents a party-in-interest as defined by ERISA.
** The cost is only required for non-participant directed investments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Investment Incentive Program Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOLDEN STATE WATER COMPANY
INVESTMENT INCENTIVE PROGRAM

By: /s/ ROBERT J. SPROWLS
Robert J. Sprowls
Member - Investment Incentive Program Administrative Committee

By: /s/ DENISE L. KRUGER
Denise L. Kruger
Member - Investment Incentive Program Administrative Committee

By: /s/ JAMES B. GALLAGHER
James B. Gallagher
Member - Investment Incentive Program Administrative Committee

By: /s/ EVA G. TANG
Eva G. Tang
Member - Investment Incentive Program Administrative Committee

By: /s/ BRYAN K. SWITZER
Bryan K. Switzer
Member - Investment Incentive Program Administrative Committee

Dated: June 29, 2015